SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 11, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q12 results

São Paulo, May 10, 2012 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the first quarter 2012 (1Q12). The Company s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2011.

SBSP3: R$ 76.00/ share SBS: US$ 78.46 (ADR=2 shares) Total shares: 227.836.623 Market Value: R$ 17 billion Closing Price: 05/10/2012

1. Financial highlights

				R$ million
	1Q11	1Q12	Var. (R$)%
(+) Gross operating revenue	1,989.8	2,189.4	199.6	10.0
(+) Construction revenue	450.2	550.9	100.7	22.4
(-) COFINS and PASEP taxes	145.4	162.6	17.2	11.8
(=) Net operating revenue	2,294.6	2,577.7	283.1	12.3
(-) Costs and expenses	1,428.1	1,334.8	(93.3)	(6.5)
(-) Construction costs	439.4	539.4	100.0	22.8
(+) Equity Results	(0.9)	(1.8)	(0.9)	-
(=) Earnings before financial expenses (EBIT*)	426.2	701.7	275.5	64.6
(+) Depreciation and amortization	228.1	186.5	(41.6)	(18.2)
(=) EBITDA**	654.3	888.2	233.9	35.7
(%) EBITDA margin	28.5	34.5
Net income	182.8	491.9	309.1	169.1
Earnings per share (R$)	0.80	2.16

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 1Q12, net operating revenue reached R$ 2.6 billion, a 12.3% growth compared to 1Q11. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 0.4% over 1Q11. EBIT grew 64.6%, from R$ 426.2 million in 1Q11 to R$ 701.7 million in 1Q12. EBITDA increased 35.7%, from R$ 654.3 million in 1Q11 to R$ 888.2 million in 1Q12. The EBITDA margin was 34.5% in 1Q12 in comparison to 28.5% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 43.3% in 1Q12 (34.9% in 1Q11).

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.0 billion in 1Q11 to R$ 2.2 billion in 1Q12, an increase of R$ 199.6 million or 10.0%. The main factors that led to this variation were: the increase of 3.0% in total billed volume, out of which 2.6% in water and 3.5% in sewage, and the tariff adjustment of 6.83% as of September 2011.

3. Construction revenue

In 1Q12, construction revenue grew from R$ 450.2 million to R$ 550.9 million, an increase of R$ 100.7 million or 22.4%, comparing to 1Q11. This variation was mainly due to higher investments in the period.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q11 and 1Q12.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%
Residential	373.4	384.6	3.0	303.6	315.2	3.8	677.0	699.8	3.4
Commercial	41.3	42.9	3.9	38.3	39.7	3.7	79.6	82.6	3.8
Industrial	9.4	9.6	2.1	9.9	10.4	5.1	19.3	20.0	3.6
Public	12.2	13.2	8.2	9.5	10.1	6.3	21.7	23.3	7.4
Total retail	436.3	450.3	3.2	361.3	375.4	3.9	797.6	825.7	3.5
Wholesale	74.1	73.3	(1.1)	7.5	6.4	(14.7)	81.6	79.7	-2.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	510.5	523.7	2.6	368.8	381.8	3.5	879.3	905.5	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
		Water			Sewage		Water + Sewage
Region	1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%
Metropolitan	285.3	293.2	2.8	241.3	248.3	2.9	526.6	541.5	2.8
Regional (2)	151.0	157.1	4.0	120.0	127.1	5.9	271.0	284.2	4.9
Total retail	436.3	450.3	3.2	361.3	375.4	3.9	797.6	825.7	3.5
Wholesale	74.1	73.3	(1.1)	7.5	6.4	(14.7)	81.6	79.7	-2.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	510.5	523.7	2.6	368.8	381.8	3.5	879.3	905.5	3.0

(1) Unaudited

(2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 1Q12, costs of products and services, administrative, selling and construction expenses grew 0.4% (R$ 6.7 million). As a percentage of net revenue, cost and expenses moved from 81.4% in 1Q11 to 72.7%  in 1Q12.

R$ million
	1Q11	1Q12	Chg. (R$)%
Payroll and benefits	556.5	406.3	(150.2)	(27.0)
Supplies	37.2	40.5	3.3	8.9
Treatment supplies	45.6	44.6	(1.0)	(2.2)
Services	231.4	265.0	33.6	14.5
Electric power	141.3	150.3	9.0	6.4
General expenses	127.5	167.8	40.3	31.6
Tax expenses	27.4	35.0	7.6	27.7
Sub-total	1,166.9	1,109.5	(57.4)	(4.9)
Depreciation and amortization	228.1	186.5	(41.6)	(18.2)
Credit write-offs	33.1	38.8	5.7	17.2
Sub-total	1,428.1	1,334.8	(93.3)	(6.5)
Construction costs	439.4	539.4	100.0	22.8
Costs, administrative, selling and construction expenses	1,867.5	1,874.2	6.7	0.4
% over net revenue	81.4	72.7

5.1. Payroll and benefits

In 1Q12 payroll and benefits dropped R$ 150.2 million or 27.0%, from R$ 556.5 million to R$ 406.3 million, due to the following:

•	Complementation of the actuarial liability totaling R$ 157.5 million, referring to the actuarial calculation made in 1Q11 related to G0 Plan; non-recurring for the next quarters; and

•	Drop of R$ 13.6 million referring to actuarial liability of the G0 Plan. Since April of 2011, these expenses have been recognized net of the payment of the undisputed party (benefits of Law 4819/58).

The above mentioned decreases were offset by the 8% increase in wages since May 2011, with an impact of approximately R$ 23.6 million.

5.2. Supplies

In 1Q12, expenses with supplies increased by R$ 3.3 million or 8.9%, when compared to the same period of the previous year, from R$ 37.2 million to R$ 40.5 million. The main factors for this variation were: (i) expenses with water and sewage systems maintenance, in the amount of R$ 0.9 million; (ii) expenses with water and sewage connections, in the amount of R$ 0.7 million, due to the increase and regulation in the execution of the Global Sourcing; (iii) data processing materials for new water meter reading and bill issuing equipment in the metropolitan region in the amount of R$0.4 million; and (iv) maintenance of equipment installed in the strategic maintenance unit in the amount of R$0.6 million.

5.3. Treatment supplies

Treatment supplies expenses in 1Q12 were R$ 1.0 million or 2.3% lower than in 1Q11, from R$ 45.6 million to R$ 44.6 million.

5.4. Services

In 1Q12 this item increased R$ 33.6 million or 14.5%, from R$ 231.4 million to R$ 265.0 million. The main factors were:

•	Paving services and replacement of sidewalks and water and sewage network maintenance in the amount of R$ 14.1 million, due to the intensification of the actions against water losses;

•	Advertising campaigns focused on social and environmental initiatives broadcast on the radio and TV such as Planeta Sustentável and Projeto Verão, totaling R$ 9.1 million;

•	Increase of R$7.5 million related to the fleet renewal program, though leasing; and

•

Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 6.4 million as expected for the second year of the contract and start-up in September 2011, increasing the water production capacity from 10m3 /s to 15m3 /s.

5.5. Electric power

In 1Q12, this item increased R$ 9.0 million, or 6.4%, from R$ 141.3 million to R$ 150.3 million, associated to the increase in the average tariff, and the increase in consumption due to the increase of operational stations.

5.6. General expenses

In 1Q12 general expenses increased R$ 40.3 million or 31.6%, from R$ 127.5 million to R$ 167.8 million, due to:

•	Increase in provision for legal contingencies in relation to 1Q11, amounting to R$ 36.2 million; and

•

Increase of R$6.0 million in the provision for the municipal fund pursuant to the Service Agreement with the municipal government of São Paulo, due to higher revenue from the municipal government of São
Paulo.

5.7. Depreciation and amortization

This item decreased R$ 41.6 million or 18.2%, from R$ 228.1 million to R$ 186.5 million, due to the amortization term adjustment between the asset s useful life and the contract effectiveness, whichever is the shortest one, and the increased transfer of works in progress to operation in 2011. The main adjustment refers to the amortization of intangible assets related to the Service Agreement with the municipal government of São Paulo, non recurring for the coming quarters.

5.8. Credit write-offs

In 1Q12 credit write-offs increased R$ 5.7 million or 17.2%, from R$ 33.1 million to R$ 38.8 million, mainly due to higher provisions of debits related to public entities.

5.9. Tax expenses

In 1Q12 tax expenses grew R$ 7.6 million or 27.7%, due to the payment of the Municipal Real Estate Tax IPTU, mainly in the municipality of São Paulo, in the amount of R$ 5.7 million.

6. Other operating revenues and expenses

6.1. Other operating revenues

Other operating revenues increased R$ 6.1 million or 105.2% in 1Q12, chiefly due to the recognition, on an accrual basis, of part of the funds received from the São Paulo state government for adhesion to the agreement of Alienation of Exclusivity Rights for deposits of Sabesp’s employees' payments from March 2007 to March 2014 with Nossa Caixa and Banco do Brasil and revenue from contractual fines with suppliers.

7. Financial revenues and expenses

R$ million
	1Q11	1Q12	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	120.1	82.2	(37.9)	(31.6)
Interest and charges on international loans and financing	19.3	20.0	0.7	3.6
Interest rate over lawsuit	28.8	52.5	23.7	82.3
Other financial expenses	8.3	15.8	7.5	90.4
Total financial expenses	176.5	170.5	(6.0)	(3.4)
Financial revenues	78.8	75.8	(3.0)	(3.8)
Financial expenses net of revenues	97.7	94.7	(3.0)	(3.1)

7.1. Financial expenses

In 1Q12 financial expenses dropped R$ 6.0 million, or 3.4%. The main factors that influenced this result were:

•	Decrease in interest by R$ 37.9 million on domestic loans and financing, mainly due to the amortization of the 8th and 9th debenture in June and October 2011, respectively; and

•	Higher financial expenses arising from higher incidence of interest related to lawsuits against suppliers in the amount of R$23.7 million.

7.2. Financial revenues

Financial revenues decreased by R$ 3.0 million, due to the gradual reduction of the market interest rates obtained in financial investments.

8. Monetary variation on assets and liabilities

R$ million
	1Q11	1Q12	Var.	%
Monetary variation on loans and financing	19.8	8.5	(11.3)	(57.1)
Currency exchange variation on loans and financing	(69.1)	(159.2)	(90.1)	130.4
Other monetary/exchange rate variations	14.5	22.5	8.0	55.2
Variation on Liabilities	(34.8)	(128.2)	(93.4)	268.4
Variation on assets	12.2	11.5	(0.7)	(5.7)
Net Variation	(47.0)	(139.7)	(92.7)	197.2

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 1Q12 was R$ 93.4 million lower than in 1Q11, due to:

•	Variation of R$90.1 million arising from the 9.05% depreciation of the yen (reference currency in JICA agreements) in 1Q12 versus a 4.34% depreciation in 1Q11;

•	Decline of R$11.3 million resulting from the 0.62% variation in the IGPM (the debentures index) in 1Q12, versus a 2.43% variation in 1Q11;

•	Increase in the amount of other financial expenses relating to lawsuits in the amount of R$6.1 million; and

•	Monetary restatements of the commitments arising from program agreements, totaling R$ 1.4 million.

9. Operating indicators

In 1Q12 the water loss ratio remained stable over the previous quarter, with a small variation of 0.1% between Dez/11, and 1.9% below the Mar/2011 ratio.

Operating indicators*	1Q11	1Q12%
Water connections (1)	7,332	7,526	2.6
Sewage connections (1)	5,758	5,965	3.6
Population directly served - water (2)	23.7	24.0	1.3
Population directly served - sewage (2)	20.1	20.6	2.5
Number of employees	15,153	14,725	(2.8)
Water volume produced (3)	755	770	2.0
Water losses (%)	26.2	25.7	(1.9)

(1) In thousand units
(2) In million inhabitants. Not including wholesale
(3) In million of cubic meters.
* Unaudited

10. Loans and financing

In the selection process of the Ministry of Cities in the scope of the Growth Acceleration Program - PAC 2, Sabesp obtained the following funds:

•

In February, the Company signed 30 credit operations with Caixa Econômica Federal (CEF), totaling R$ 134 million, which will be allocated to water supply and sewage works and services, as well as studies and projects. Most benefitted municipalities are in the Metropolitan Regions of Sao Paulo, Baixada Santista and Campinas. Interest rate is 6.00% p.a. The risk rate is 0.30% and the management fee is 1.40% p.a. The index used is the TR rate. The grace period is up to 4 years and the amortization period is 20 years for water supply and sewage works and 5 years for studies and projects.

•

In March, Sabesp signed two financing contracts totaling R$ 181 million with the Brazilian Development Bank (BNDES). The financing is intended to fund the execution of sewage system expansion and optimization works in São Paulo, Itapecerica da Serra, Embu das Artes, Carapicuíba, Osasco, São Bernardo do Campo and Cotia, and to prepare the São Lourenço Production System’s executive project. The total term is 180 months for the works and 96 months for the executive project, with grace periods of 24 and 36 months. The interest rate is the TJLP long-term interest rate + 1.72% p.a.

R$ million
INSTITUTION	2012	2013	2014	2015	2016	2017	2018 and onwards	Total
Local market
Banco do Brasil	264.8	380.3	100.2	-	-	-	-	745.3
Caixa Econômica Federal	84.4	113.4	74.7	52.8	52.0	54.3	580.4	1,012.0
Debentures	201.1	270.0	270.0	360.1	94.8	96.8	485.6	1,778.4
Debentures BNDES	2.0	36.0	56.1	71.1	71.1	71.1	260.4	567.8
Debentures FI FGTS	-	-	22.7	45.5	45.5	45.5	340.5	499.7
BNDES	58.5	47.6	43.4	43.3	43.4	43.4	214.7	494.3
Others	0.9	0.6	0.5	0.6	0.6	0.7	84.8	88.7
Interest and charges	35.1	3.8	-	-	-	-	-	38.9
Local market total	646.8	851.7	567.6	573.4	307.4	311.8	1,966.4	5,225.1
International market
BID	60.0	69.3	69.3	69.3	69.3	71.8	282.1	691.1
BIRD	-	-	-	-	-	-	24.2	24.2
Eurobonds	-	-	-	-	254.6	-	629.9	884.5
JICA	24.2	48.4	48.4	48.4	48.4	48.7	583.6	850.1
BID 1983AB	43.6	43.6	43.6	43.6	43.6	43.6	147.5	409.1
Interest and charges	32.8	-	-	-	-	-	-	32.8
International market total	160.6	161.3	161.3	161.3	415.9	164.1	1,667.3	2,891.8
Total	807.4	1,013.0	728.9	734.7	723.3	475.9	3,633.7	8,116.9

11. Events

Conference Call in Portuguese	Conference Call in English
May 11, 2012	May 11, 2012
01:00 pm (US EST) / 2:00 pm (Brasilia)	10:00 am (US EST) / 11:00 am (Brasilia)
Dial in access: 55 (11) 3127-4971	Dial in access: 1 (412) 317-6776
Conference ID: Sabesp	Conference ID: Sabesp

Replay available until 05/18/2012	Replay available until 05/23/2012
Dial in access: 55 (11) 3127-4999	Dial in access: 1(412) 317-0088
Replay ID: 35890958	Replay ID: 10013019

Click here for live webcast and Access through the Internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	1Q12	1Q11	1Q12	1Q11
Gross Revenue from Sales and Services	2,740,263	2,440,003	2,751,653	2,441,062
Water Supply - Retail	1,148,103	1,038,906	1,150,579	1,039,502
Water Supply - Wholesale	37,590	42,164	37,590	42,164
Sewage Collection and Treatment	957,038	863,029	958,874	863,461
Sewage Collection and Treatment - Wholesale	5,444	6,237	5,444	6,237
Construction Revenue - Water	240,572	207,206	241,118	207,213
Construction Revenue - Sewage	310,285	242,968	316,656	242,975
Other Services	41,231	39,493	41,392	39,510

Taxes on Sales and Services - COFINS and PASEP	(162,581)	(145,380)	(163,256)	(145,372)

Net Revenue from Sales and Services	2,577,682	2,294,623	2,588,397	2,295,690

Costs of Sales and Services	(1,496,439)	(1,367,777)	(1,505,454)	(1,368,424)

Gross Profit	1,081,243	926,846	1,082,943	927,266

Operating Expenses
Selling	(170,777)	(178,222)	(171,076)	(178,249)
Administrative	(206,991)	(321,482)	(209,792)	(322,851)
Other operating revenue (expenses), net	8,463	3,185	8,489	3,213

Operating Income Before Shareholdings	711,938	430,327	710,564	429,379
Equity Result	(1,760)	(966)	-	-

Earnings Before Financial Results, net	710,178	429,361	710,564	429,379
Financial, net	(113,953)	(114,813)	(116,060)	(114,869)
Exchange gain (loss), net	158,963	64,179	158,972	64,179

Earnings before Income Tax and Social Contribution	755,188	378,727	753,476	378,689

Income Tax and Social Contribution

Current	(263,995)	(209,314)	(263,136)	(209,314)
Deferred	720	13,380	1,573	13,418

Net Income (loss) for the period	491,913	182,793	491,913	182,793

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	2.16	0.80	2.16	0.80

Depreciation and Amortization	(186,495)	(228,093)	(186,574)	(228,100)
EBITDA	888,210	654,269	888,649	654,266
% over net revenue	34.5%	28.5%	34.3%	28.5%

Balance sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Current
Cash and Cash Equivalents	2,011,372	2,142,079	2,019,264	2,149,989
Accounts Receivable from Clients	1,107,220	1,072,015	1,107,901	1,072,659
Related Party Balance	176,655	185,333	176,655	185,333
Inventory	41,631	44,576	41,655	44,611
Restricted cash	84,998	99,729	84,998	99,729
Recoverable Taxes	53,801	117,893	54,088	118,116
Other Receivables	60,036	43,069	63,410	55,396
Total Current Assets	3,535,713	3,704,694	3,547,971	3,725,833

Non-Current
Long Term Assets:
Accounts Receivable from Clients	322,850	333,713	322,850	333,713
Related Party Balance	162,317	170,288	162,317	170,288
Indemnities Receivable	60,295	60,295	60,295	60,295
Judicial Deposits	50,445	54,178	50,445	54,178
Deferred income tax and social contribution	178,646	177,926	181,686	179,463
National Water Agencie - ANA	102,891	100,551	102,891	100,551
Other Receivables	36,220	35,034	41,206	39,933
	913,664	931,985	921,690	938,421

Investments	20,160	21,986	-	-
Investment properties	52,585	52,585	52,585	52,585
Intangible Assets	20,482,162	20,125,721	20,499,905	20,141,677
Permanent Assets	183,328	181,585	370,174	356,468
	20,738,235	20,381,877	20,922,664	20,550,730
Total Non-Current Assets	21,651,899	21,313,862	21,844,354	21,489,151

Total Assets	25,187,612	25,018,556	25,392,325	25,214,984

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current
Contractors and Suppliers	194,867	244,658	207,118	255,557
Current portion of
long term loans	998,501	1,629,184	999,570	1,630,010
Salaries and Payroll Charges	286,212	243,502	286,664	243,876
Other taxes and contributions payable	172,604	180,794	172,772	181,122
Interest on Own Capital Payable	247,486	247,486	247,486	247,486
Provisions	926,304	764,070	926,304	764,070
Services payable	307,110	383,116	307,110	383,116
Other payables	239,249	263,336	241,368	263,431
Total Current Liabilities	3,372,333	3,956,146	3,388,392	3,968,668

Non-Current
Loans and Financing	7,118,350	6,794,148	7,295,715	6,966,285
Other taxes and contributions payable	9,271	18,363	9,271	18,363
Deferred Cofins/Pasep taxes	117,328	114,106	118,719	114,957
Provisions	737,830	807,759	737,830	807,759
Pension Plan Obligations	2,073,557	2,050,697	2,073,557	2,050,697
Other Payables	721,134	731,441	731,032	742,359
Total Non Current Liabilities	10,777,470	10,516,514	10,966,124	10,700,420

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	4,709,866	4,217,953	4,709,866	4,217,953
Total Shareholders' Equity	11,037,809	10,545,896	11,037,809	10,545,896

Total Liabilities and Shareholders' Equity	25,187,612	25,018,556	25,392,325	25,214,984

Cash flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Mar/12	Jan-Mar/11	Jan-Mar/12	Jan-Mar/11
Cash flow from operating activities
Earnings before income tax and social contribution	755,188	378,727	753,476	378,689
Depreciation and Amortization	186,495	228,093	186,574	228,100
Losses from the sale of fixed and intangible assets	940	642	940	642
Provisions for bad debt	97,608	83,283	97,608	83,283
Provisions	126,349	44,750	126,349	44,750
Interest calculated over loans and financing payable	105,520	141,298	105,520	141,223
Monetary and exchange variation over loans and financing	(150,699)	(35,206)	(150,699)	(35,206)
Variation on liabilities and interest	479	817	479	824
Variation on assets and interest	(2,144)	(4,675)	(2,144)	(4,697)
Fair value margin on intangible assets from	(11,475)	(10,759)	(12,030)	(10,759)
Provision for the conduct adjustment agreement (TAC)	8,878	11,220	8,878	11,220
Equity result	1,760	966	-	-
São Paulo municipal goverment transfers	(9,227)	74,111	(9,227)	74,111
Provision for Sabesprev Mais	(2,771)	-	(2,771)	-
Other write-offs	3,050	4,758	3,050	4,758
Pension plan obligations	25,357	198,749	25,357	198,749
Indemnities receivable	-	-	-	-
Adjusted net income (generated by operating activities)	1,135,308	1,116,774	1,131,360	1,115,687

Variation on Assets and Liabilities	(362,775)	(339,747)	(350,976)	(339,394)
(Increase) decrease in assets:
Accounts receivable from clients	(120,950)	(88,974)	(120,987)	(89,180)
Balances and transactions with related parties	17,715	12,455	17,715	12,455
Inventories	2,799	1,329	2,810	1,325
Recoverable Taxes	(51,066)	(95,878)	(51,130)	(96,034)
Judicial deposits	1,475	13,379	1,475	13,379
Other accounts receivable	(23,397)	(193,598)	(14,531)	(193,753)
Increase (decrease) in liabilities:	-	-	-	-
Contractors and suppliers	(84,426)	11,225	(83,074)	11,682
Payment for services	(76,006)	59,827	(76,006)	59,827
Salaries and payroll charges	33,832	(6,990)	33,910	(6,789)
Other taxes and contributions payable	(17,761)	33,937	(17,712)	33,842
Taxes on revenues	3,222	651	3,762	651
Provisions	-	-	-	-
Pension plan obligations	(2,497)	(3,534)	(2,497)	(3,534)
Other accounts payable	(14,007)	(50,118)	(13,003)	(49,807)
Contingencies	(31,708)	(33,458)	(31,708)	(33,458)

Others	(352,613)	(263,017)	(352,613)	(263,017)
Interest paid	(203,776)	(200,712)	(203,776)	(200,712)
Income tax and contribution paid	(148,837)	(62,305)	(148,837)	(62,305)

Net cash generated from operating activities	419,920	514,010	427,771	513,276

Cash flow from investing activities:
Restricted cash	14,731	10,201	14,731	10,201
Increase in investment	66	(10,604)	-	-
Acquisition of property, plant and equipment	(7,084)	(3,671)	(19,058)	(14,898)
Acquisition of intangible assets	(405,222)	(344,449)	(406,522)	(346,517)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(397,509)	(348,523)	(410,849)	(351,214)

Cash flow from financing activities
Funding	810,284	976,132	815,755	983,579
Amortizations	(963,402)	(732,551)	(963,402)	(734,976)
Payment of interest on own capital	-	-	-	-
Net cash generated (invested) at financing activities	(153,118)	243,581	(147,647)	248,603

Increase (decrease) in cash and equivalents	(130,707)	409,068	(130,725)	410,665
Cash and cash equivalents at the beginning of the period	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at the end of the period	2,011,372	2,397,072	2,019,264	2,399,844
Changes in Cash and Cash Equivalents	(130,707)	409,068	(130,725)	410,665

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 11, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.